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                                                          OMB APPROVAL
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                       UNITED STATES               OMB Number: 3235-0145
             SECURITIES AND EXCHANGE COMMISSION    Expires:
                   WASHINGTON, D.C. 20549          Estimated average burden
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                                  SCHEDULE 13G


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. )*



                                   Cyrk, Inc.
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                                (Name of Issuer)


                          Common Stock, $.01 par value
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                         (Title of Class of Securities)


                                   232817 10 6
                      -------------------------------------
                                 (CUSIP Number)





Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)(See Rule 13d-7).

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                Page 1 of 6 pages
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-------------------------                              -------------------------
CUSIP NO.  232817 10 6               13G                   Page    of    Pages
-------------------------                              -------------------------


--------------------------------------------------------------------------------
1.      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Patrick D. Brady
        Cyrk, Inc., 3 Pond Road, Gloucester, MA 01930

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2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [X]
                                                                     (b) [ ]

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3.      SEC USE ONLY


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4.      CITIZENSHIP OR PLACE OF ORGANIZATION

        United States of America

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                   5.     SOLE VOTING POWER
                              1,295,600 shares

    NUMBER OF      -------------------------------------------------------------
      SHARES       6.     SHARED VOTING POWER*
   BENEFICIALLY               4,393,138 shares
     OWNED BY
       EACH        -------------------------------------------------------------
    REPORTING      7.     SOLE DISPOSITIVE POWER
      PERSON                  1,295,600 shares
       WITH
                   -------------------------------------------------------------
                   8.     SHARED DISPOSITIVE POWER
                              0

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9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,295,600

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10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN    [ ]
        SHARES*


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11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

             9.5% as of June 9, 1997

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12.     TYPE OF REPORTING PERSON*

             In

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                      *SEE INSTRUCTION BEFORE FILLING OUT!



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*    PATRICK D. BRADY IS FILING THIS ATTACHMENT ON SCHEDULE 13G BECAUSE HE IS A
     PARTY TO A CERTAIN SHAREHOLDERS AGREEMENT INCORPORATED BY REFERENCE TO EXHIBIT B TO SCHEDULE 13D FILED BY PATRICK D. BRADY ON JUNE 19, 1997 PURSUANT TO WHICH HE MAY BE DEEMED TO BE A MEMBER OF A "GROUP" FOR PURPOSES OF SECTION 13(D)(3) OF THE SECURITIES EXCHANGE ACT OF 1934 AND PURSUANT TO WHICH HE MAY BE DEEMED TO HAVE SHARED VOTING POWER WITH RESPECT TO THE ELECTION OF CERTAIN DIRECTORS AS DESCRIBED MORE FULLY THEREIN IN ITEMS 4 AND 6. PATRICK D. BRADY EXPRESSLY DISCLAIMS BENEFICIAL OWNERSHIP OF ANY SHARES OF CYRK COMMON STOCK EXCEPT THOSE WITH RESPECT TO WHICH HE POSSESSES SOLE VOTING AND DISPOSITIVE POWER.



                                Page 3 of 6 pages
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                                  SCHEDULE 13G


ITEM 1.
      (a)    Cyrk, Inc.

      (b)    3 Pond Road, Gloucester, MA 01930


ITEM 2.
      (a).   Patrick D. Brady

      (b)    Cyrk, Inc., 3 Pond Road, Gloucester, MA 01930

      (c)    U.S.

      (d)    Common Stock

      (e)    232817 10 6

ITEM 3.
      Group

ITEM 4.
      (a)    1,295,600 Shares Common Stock

      (b)    Approximately 9.5%

      (c)
               (i)   1,295,600 Shares Common Stock

               (ii)  4,393,138 Shares Common Stock

               (iii) 1,295,600 Shares Common Stock

               (iv)  0

ITEM 5.
      N/A



ITEM 6.
      N/A



                                Page 4 of 6 pages

ITEM 7.
        N/A


ITEM 8.
        Group consists of: Allan I. Brown as an individual, Patrick D. Brady as an individual, Gregory P. Shlopak as an individual, and Eric Stanton as an individual.


ITEM 9.
        N/A



ITEM 10.
        N/A



                                Page 5 of 6 pages

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                                   SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                  February 11, 1998
                                        ---------------------------------------
                                                         Date


                                        /s/ Patrick D. Brady
                                        ---------------------------------------
                                        Name: Patrick D. Brady
                                        Title: President COO



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